Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 18, 2011 (except for the effect of the retrospective application of the reverse stock split as described in Note 2, as to which the date is June 9, 2011) relating to the consolidated financial statements of T3 Motion, Inc. and subsidiary (the “Company”) as of December 31, 2010 and 2009 and for each of the two years in the period ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/  KMJ Corbin & Company LLP

KMJ Corbin & Company LLP
Costa Mesa, California
June 9, 2011